Client: 90943 - 00001

April 5, 2019

VIA EMAIL AND EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Texas Pacific Land Trust PRRN14A filed on April 5, 2019 Filed by SoftVest, L.P. et al. File No. 1-00737

Dear Ms. Chalk:

On behalf of our client, SoftVest, L.P. (“SoftVest”), set forth below is SoftVest’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter, dated April 5, 2019 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 5, 2019 (the “Proxy Statement”).

For the Staff’s convenience, we have set forth the comments in italics, followed by SoftVest’s response(s) to each comment.  Capitalized terms used in this letter but not otherwise defined herein have the same meanings assigned to them in the Proxy Statement.  Page numbers and other similar references used in the Staff’s comments and SoftVest’s responses below refer to the Amended Proxy Statement filed today (the “Amended Proxy Statement”), unless otherwise noted.

1.
Refer to comment 7 in our letter dated April 2, 2019 and your response. Your revised disclosure does not address your prior engagement with the Trust regarding the three proposed restructuring plans you submitted in 2016. Please revise to summarize those proposals and the potential impact on shareholders of the Trust.

Response:

We acknowledge the Staff’s comment and the Amended Proxy Statement is expanded to include the following disclosure:

“In 2016, SoftVest LP and ART-FGT suggested that the Trust actively consider converting some or all of its operations into a master limited partnership. This suggestion was driven by the belief that such structure could potentially result in increased distributions to investors due to the pass-through taxation treatment available to master limited partnerships. Written outlines of this alternative were delivered to the Trust on or about June 29, 2016 and October 25, 2016.

On or about December 15, 2016 SoftVest LP and ART-FGT submitted a further restructuring suggestion, which contemplated converting the Trust into a corporation and, thereafter, possibly into a master limited partnership.

Given various changes to US tax laws effected since 2016, including lower corporate tax rates, the Participants at this time are not suggesting that the Trust effect a conversion into a master limited partnership.”

2.
See our last comment above. Your revised disclosure in response to prior comment 7 in our April 2, 2019 comment letter does not address your contacts with the Trust in November 2018 and January 2019 concerning potential transactions with third parties. For example, the Trust’s proxy statement discloses that on November 28, 2018, you discussed the acquisition of the Trust by an oil and gas company and on January 22, 2019, you discussed a potential transaction between the Trust and a different oil and gas company. Please revise to describe these contacts and whether you will continue to advocate for these or other similar transactions if Mr. Oliver is elected as a trustee.

Response:

We acknowledge the Staff’s comment and the Amended Proxy Statement is expanded to include the following disclosure:

“On or about November 28, 2018, Mr. Tessler called Mr. Barry to convey that he had become aware that a certain oil and gas company ("Company A") may be interested in discussing a possible negotiated business combination transaction with the Trust.

On or about January 22, 2019, Mr. Tessler sent an email to Mr. Barry regarding a potential business combination transaction with an oil and gas company ("Company B"), which is affiliated with Company A.

. . .

Mr. Oliver, if elected trustee, is committed to being open to any transaction that may create value for Trust investors, but he will only advocate for transactions that he believes will be in the best interest of Trust investors. At this time, Mr. Oliver and the other Participants do not have enough information to determine whether a transaction with Company A, Company B or another third party, if any of these is available, will be in the best interests of Trust investors.”

3.
See comment 3 in our prior comment letter dated April 2, 2019 and your response. With respect to your proposal to convert the Trust into a Delaware corporation, expand the discussion of the potential impact on shareholders to explain the effect on a third party’s (including your) ability to effect a change in control of the Trust if a board of directors were to be annually elected.

Response:

We acknowledge the Staff’s comment and the Amended Proxy Statement is expanded to include the following disclosure:

“We do note that if the Trust were to hold annual elections of the entire Board, a party may have the ability to effect a change in control of the Trust at an annual meeting.”

We appreciate your prompt attention to this matter.  If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-2636 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Matthew P. Schwartz
Matthew P. Schwartz

cc:	James Moloney Gibson, Dunn & Crutcher LLP